ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1        Date

The following management and discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2015 and includes information up to April 15, 2015 (the

“Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2015. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the year ended December 31, 2015, and plans for the future based on facts and circumstances as of April 15, 2015. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

1.2        Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are continguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

During the year ended December 31, 2015, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified possible targets for a future Platinum Group Elements exploration program on the Turnagain property during the 2016 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

The Company relies on equity financings and loans to fund its operations. During the year ended December 31, 2015, there were no share issuances. At December 31, 2015, the Company’s working capital was $22,627. During the year, the Company received $150,000 from the return of one of its reclamation deposits.

1.3        Selected Annual Information

	Dec 31 2013	Dec 31 2014	Dec 31 2015
Total Revenues	0	0	0
Loss [1] before income tax	364,231	23,016,713	10,230,524
Loss and comprehensive loss	295,579 [2]	22,803,513 [3]	10,230,524 [4]
Loss per share	$0.00	$1.26	$0.57
Total Assets	33,490,472	10,480,933	239,665
Total Liabilities	232,619	26,593	15,849
Resource Properties written-down or written off in year	20,887	22,799,128	10,055,858

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The comprehensive loss in 2013 differs from the loss before taxes due to a future income tax recovery.
3 The comprehensive loss in 2014 includes property impairment of $22,799,128 and deferred income tax recovery of $231,200, the adjusted loss is $217,585.
4 The comprehensive loss in 2015 includes property impairment of $10,055,858, the adjusted loss is $174,666.

1.4        Results from Operations

General and Administrative - During the year ended December 31, 2015 (“2015”), the Company incurred a net loss of $10,230,524 ($0.57 per share) compared to a net loss of $22,803,513 ($1.26 per share) during the year ending December 31, 2014. The administrative expenses for 2015 were $178,242, down from $221,709 from 2014. Total administrative expenses includes one non-cash expense, amortization, which charges the cost of equipment against earnings over its useful life, these amounts were $3,876 and $5,082 in 2015 and 2014, respectively. Excluding amortization, the 2015 administrative expenses were $174,366 down from $216,627 in 2014. Office and general expenses in were $101,559 (2014: $125,654), a decrease of $24,095. Investor relations in 2015 were $15,263 (2014: $18,947), a decrease of $3,684, legal and audit in 2015 were $19,544 (2014: $24,026) a decrease of $4,482. Management fees in 2015 were $38,000, down $10,000 from the $48,000 incurred in 2014. Excluding amortization, the total general and administrative expenses for 2015 were approximately $14,550 per month compared to $18,050 per month in 2014. At December 31, 2015 the Company impaired the Turnagain mineral claims by $10,055,858 to $1 based on the current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2015, the Company earned $3,576 from interest income compared to $4,124 for 2014.

Exploration - During the year ended December 31, 2015, the Company incurred expenditures on exploration and evaluation assets of $69,699 (2014: $91,874). The exploration expenditures for 2015 were approximately $5,800 per month compared to $7,650 per month in 2014. In June 2015, the Company received $150,000 from the return of one of its reclamation deposits.

1.5        Summary of Quarterly Results – see attached table on page 8

1.6        Liquidity and 1.7 Capital Resources

At December 31, 2015, the Company had working capital of $22,627 compared to working capital of $99,276 as at December 31, 2014. Accounts payable and accrued liabilities at December 31, 2015 were $15,849. The Company’s budget for administrative and technical support for the fiscal year ending December 31, 2016 is approximately $200,000, as of the date of this report, the Company does have sufficient funds to meet this budget but will need to raise additional funds through private placements, loans or joint ventures for any exploration program.

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

1.8        Off Balance Sheet Arrangements – N/A

1.9        Transactions with Related Parties

During year ended December 31, 2015, the Company incurred and paid $38,000 in management fees to the Chief Financial Officer and Corporate Secretary, a decrease of $10,000 to the $48,000 paid in 2014. The CEO does not draw a salary. These services were billed to the Company at standard industry rates.

1.10      Fourth Quarter

Excluding adjustments for BC refundable mining tax credits of $13,840 and property impairment of $10,055,858, deferred exploration costs for the fourth quarter were $12,735, down from the $18,713 expended in the third quarter of 2015, and down from the $29,591 expended in the fourth quarter of 2014.

Excluding amortization, there were $26,662 of administrative expenses during the fourth quarter of 2015; these expenses were down from the $46,740 expended in the third quarter of 2015 and down from the $52,010 expended in the fourth quarter of 2014.

1.11      Proposed Transactions

In April 2016, the Company closed a private placement of 25,000,000 units at a price of $0.01 per unit for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. As part of the private placement, the Company paid $2,016 in finder’s fees and issued 201,600 in broker warrants with an expiry date of five years.

1.12      Critical Accounting Estimates - N/A

1.13      Changes in Accounting Policies

Accounting standards issued but not yet effective
New standard IFRS 9 “Financial Instruments”
New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the

Company’s consolidated financial statements.

1.14      Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the year ended December 31, 2015.

Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2015, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2015.

1.15      Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests. The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief

Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2015, the President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2015. There have been no changes in these controls during the fourth quarter of 2015 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)           additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.hardcreeknickel.com.

(b)           at December 31, 2015 the Company had 18,074,696 shares issued. The Company had 469,400 stock options outstanding with exercise prices ranging from $0.50 to $2.50, a weighted average price of $1.08 and a weighted average life of 0.82 years. In addition, 2,105,360 warrants were outstanding, with a weighted average exercise price of $0.12 and a weighted average life of 1.04 years.

Summary of Share data at December 31, 2015
		Weighted Average
		Price	Life in Years
Issued shares	18,074,696
Options	469,400	$1.08	0.82
Warrants	2,105,360	$0.12	1.04
Fully Diluted	20,649,456

Summary of Share data at April 15, 2016
		Weighted Average
		Price	Life in Years
Issued shares	43,074,696
Options	349,400	$0.59	0.91
Warrants	26,972,293	$0.05	3.30
Fully Diluted	70,396,389

Effective November 16, 2015, the Company extended 1,686,693 post consolidated warrants from November 27, 2015 to November 27, 2017 and repriced them from a post consolidated strike price of $0.40 to $0.05.

If the closing price for the company's shares is 6.25 cents or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day.

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015

Total Revenues	0	0	0	0	0
Loss	51,300	27,112	52,417	22,672,659	39,195	56,807	47,434	47,434
Comprehensive Loss	51,300	27,112	52,417	22,672,659[1]	39,195	56,807	47,434	10,087,179[2]
Basic & diluted earnings (loss) per share	.00	.00	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets – British Columbia properties	22,210	22,271	17,802	29,591	18,760	19,491	18,713	12,735

1The Net Income in the fourth quarter of 2014 reflects a year end adjustment of $22,799,128 of exploration property impairment.
2The Net Income in the fourth quarter of 2015 reflects a year end adjustment of $10,055,858 of exploration property impairment.